Exhibit (3)(i)

AMENDMENT TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
VALLEY NATIONAL BANCORP

Valley National Bancorp, a New Jersey corporation, pursuant to N.J.S.A. 14A:7-15.1, does hereby certify as follows:

(a)           The name of the corporation is Valley National Bancorp (the “Corporation”).

(b)           A 5% stock dividend was declared by the Corporation on April 13, 2011, pursuant to which one (1) share of common stock of the Corporation (“Common Stock”), no par value, will be distributed on May 20, 2011 for each twenty (20) shares of Common Stock, no par value, held by shareholders on the record date of May 6, 2011.  A resolution approving the share division was adopted by the Board of Directors of the Corporation at its regular meeting held on April 13, 2011.

(c)           The share division will not adversely affect the rights or preferences of the holders of outstanding shares and will not result in the percentage of authorized shares that remains unissued after the share division exceeding the percentage of authorized shares that was unissued before the share division.

(d)           There were issued and outstanding, as of the record date of May 6, 2011, 161,761,753 shares of Common Stock, no par value, which are the shares subject to the share division.  As a result of the share division in which one (1) share will be issued for every twenty (20) shares issued and outstanding, those 161,761,753 shares will be divided into 169,849,841 shares issued and outstanding.

(e)           The Corporation is hereby amending its certificate of incorporation in connection with the share distribution as follows:

Paragraph (A) of “Article V” shall be amended to read as follows:

“The total authorized capital stock of the Corporation shall be 250,974,508 shares, consisting of 220,974,508 shares of Common Stock and 30,000,000 shares of Preferred Stock which may be issued in one or more classes or series. The shares of Common Stock shall constitute a single class and shall be without nominal or par value. The shares of Preferred Stock of each class or series shall be without nominal or par value, except that the amendment authorizing the initial issuance of any class or series, adopted by the Board of Directors as provided herein, may provide that shares of any class or series shall have a specified par value per share, in which event all of the shares of such class or series shall have the par value per share so specified.”

IN WITNESS WHEREOF, Alan D. Eskow, Senior Executive Vice President and Chief Financial Officer of Valley National Bancorp, has executed this Certificate on behalf of Valley National Bancorp this 16th day of May, 2011.

VALLEY NATIONAL BANCORP

By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and
Chief Financial Officer